UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R 10 9

(CUSIP Number)

Bjorn Hogstad, Esq.

Telenor ASA

Snarøyveien 30

N-1331 Fornebu, Norway

47-97-77-8806

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 28, 2003

(Date of Event which Requires Filing

of this Statement)

Copy to:

Peter S. O’Driscoll, Esq.

Coudert Brothers LLP

60 Cannon Street

London EC4N 6JP

England

44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68370R 10 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Telenor East Invest AS 000-00-0000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,689,713
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 11,689,713
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,689,713
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 68370R 10 9

1.	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Telenor Mobile Holding AS 000-00-0000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,689,713/(1)/
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 11,689,713/(1)/
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,689,713/(1)/
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
/1/	The Reporting Person disclaims beneficial ownership of all shares.

SCHEDULE 13D

CUSIP No. 68370R 10 9

1.	NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON Telenor ASA 000-00-0000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,689,713/(2)/
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 11,689,713/(2)/
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,689,713/(2)/
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
/2/	The Reporting Person disclaims beneficial ownership of all shares.

SCHEDULE 13D

Item 1. Security and Issuer

The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 16, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.

Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background

This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the “Reporting Persons”).

TELENOR EAST INVEST AS

(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N - 1331 Fornebu

Norway

(c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

(d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation
Fridtjof Rusten (Oslo, Norway)	Norway	Senior Vice President of Telenor Mobile Communications AS; Chairman of the Board of Telenor East Invest AS

Henrik Eidemar Torgersen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Gunn Margethe Logith Ringoen (Oslo, Norway)	Norway	Senior Business Manager of Telenor Mobile Communications AS

EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation
Inger Petrine Nilsen (Oslo, Norway)	Norway	Senior Business Manager of Telenor Mobile Communications AS and Managing Director of Telenor East Invest AS

(d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR MOBILE HOLDING AS

(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N - 1331 Fornebu

Norway

(c) Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

(d) During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

(f) (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snarøyveien 30, N - 1331 Fornebu, Norway.

DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation
Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Torstein Moland (Lier, Norway)	Norway	Senior Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Networks

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Technical Officer of Telenor ASA

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Tore Haugland (Bergen, Norway)	Norway	Employee Representative

Arnhild Londal (Aalesund, Norway)	Norway	Employee Representative

Morten Lundal (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA; Chief Executive Officer of Nextra AS; Chairman of the Board of Telenor Internet AS; Managing Director of Nye Telenor East Invest AS

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Arve Johansen (Lier, Norway)	Norway	Senior Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Mobil AS

(d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR ASA

(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N - 1331 Fornebu

Norway

(c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

(d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N - 1331 Fornebu, Norway.

DIRECTORS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Torleif Enger (Ostre Toten, Norway)	Norway	Executive Vice President of Norsk Hydro ASA; Chairman of the Board of Telenor ASA

Bjorg Ven (Oslo, Norway)	Norway	Partner, Haavind Vislie Law Firm, Chairman of the Board of the National Insurance Fund and Gjensidige NOR Spareforsikring; Deputy Chairman of the Board of Telenor ASA

Hanne de Mora (Erlenbach, Switzerland)	Switzerland	Principal of A-Connect

Einar Forde (Oslo, Norway)	Norway	Director of Telenor ASA

Jorgen Lindegaard (Stockholm, Sweden)	Sweden	President and Chief Executive Officer of the SAS Group, Chairman of the Board of Sonofon Holding AS and Member of the Boards of Finansieringsinstituttet for Industri og Haandvaerk AS and Superfos AS

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Liselott Kilaas (Oslo, Norway)	Norway	Head of Business Area Communication and Security Systems of ZENITEL Norway AS

Per Gunnar Salomonsen (Skien, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Irma Ruth Tystad (Trysil, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Arve Johansen (Lier, Norway)	Norway	Senior Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Mobil AS

Torstein Moland (Lier, Norway)	Norway	Senior Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Executive Officer of Telenor Networks

Stig Eide Sivertsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Chairman of the Board of Telenor Broadband Services AS

Morten Karlsen Sorby (Hammaro, Sweden)	Norway	Executive Vice President and Chief Executive Officer of Telenor Norway

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Chief Technical Officer of Telenor ASA

(d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Telenor East Invest AS sold 34 shares of Type-A convertible voting preferred stock of Open Joint Stock Company “VimpelCom-Region” (“VimpelCom-Region”), a Russian subsidiary of VimpelCom, to Eco Telecom Limited, for the aggregate purchase price of 680 Rubles. In connection with the Third Closing (as described in Item 4 herein), Telenor East Invest AS did not purchase any additional shares in VimpelCom-Region and, therefore, did not pay out any funds in connection with the Third Closing. No consideration has been paid to or by Telenor in connection with the Proposed Merger (as defined below).

Item 4. Purpose of the Transactions

Summary of Key Terms

Proposed Merger

On August 28, 2003, VimpelCom announced that its Board of Directors recommended to its shareholders to approve the merger of VimpelCom and VimpelCom-Region and the related issuance of new shares of VimpelCom in exchange for the 44.7% stake in VimpelCom-Region that is currently collectively owned by Eco Telecom Limited and Telenor East Invest AS (the “Proposed Merger”). This accelerated merger process was contemplated by the VimpelCom-Region Shareholders Agreement, dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, by and among VimpelCom, Telenor East Invest AS, Eco Telecom Limited and VimpelCom-Region (as amended, the “VimpelCom-Region Shareholders Agreement”).

Under the terms of the Proposed Merger, VimpelCom will be the surviving entity and the legal successor of VimpelCom-Region. At its meeting on August 28, 2003, the VimpelCom Board approved the agenda of an extraordinary general meeting of shareholders of VimpelCom, which included items related to the Proposed Merger. Such meeting is to be held on October 24, 2003. As an interested party in the Proposed Merger, Telenor East Invest AS will not be eligible to vote its VimpelCom shares at such meeting in favor of certain resolutions necessary to consummate the Proposed Merger. However, Telenor East Invest AS is eligible to participate in the vote on the Proposed Merger at the VimpelCom-Region level, and on August 28, 2003, at an extraordinary general meeting of shareholders of VimpelCom-Region, Telenor East Invest AS voted its VimpelCom-Region shares in favor of the Proposed Merger. In addition to shareholder approval, the Proposed Merger will be subject to various Russian regulatory approvals (including approvals of the Ministry for Anti-Monopoly Policy and Support for Entrepreneurship of the Russian Federation and the Russian Federal Commission for the Securities Market) and the satisfaction of certain other conditions precedent.

Upon the consummation of the Proposed Merger, VimpelCom will issue 3,648,141 new shares of Common Stock (the equivalent of 4,864,188 new ADSs) to Telenor East Invest AS in exchange for 1462 shares of common stock and 197 shares of Type-A convertible voting preferred stock of VimpelCom-Region owned by Telenor East Invest AS, and will issue 7,300,680 new shares of Common Stock (the equivalent of 9,734,240 ADSs) to Eco Telecom Limited in exchange for 2,926 shares of common stock and 394 shares of Type-A convertible voting preferred stock of VimpelCom-Region owned by Eco Telecom Limited. Upon the completion of the Proposed Merger, Telenor East Invest AS will own approximately 26.6% and 29.9%, respectively, and Eco Telecom Limited will own approximately 32.9% and 24.5%, respectively, of VimpelCom’s total voting stock and total Common Stock.

Amendments to Principal Agreements

In connection with the Proposed Merger, Telenor East Invest AS, Eco Telecom Limited, VimpelCom and VimpelCom-Region executed a Waiver and Termination Agreement dated August 28, 2003 (the “Waiver and Termination Agreement”), pursuant to which the parties thereto agreed to amend and waive certain provisions of the VimpelCom-Region Shareholders Agreement, as amended, and the VIP-R Primary Agreement, as amended, in furtherance of the Proposed Merger. In addition, the Waiver and Termination Agreement includes certain acknowledgements of the parties thereto regarding VimpelCom’s engagement of UBS Warburg as its financial advisor in connection with the Proposed Merger and UBS Warburg’s delivery to VimpelCom’s board of directors of an opinion as to the fairness, from a financial perspective, to VimpelCom and its minority shareholders of the financial terms of the Proposed Merger. The Waiver and Termination Agreement also provides that upon delivery of a fairness opinion by UBS Warburg to VimpelCom’s board of directors, acceptable to VimpelCom’s board of directors, in their sole discretion, each of Telenor

East Invest AS, Eco Telecom Limited, VimpelCom and VimpelCom-Region agree to take certain actions set forth in the VimpelCom-Region Shareholders Agreement in furtherance of the Proposed Merger.

The Waiver and Termination Agreement further provides that, upon the consummation of the Proposed Merger, each of the VimpelCom-Region Shareholders Agreement, the VimpelCom-Region Registration Rights Agreement, as amended (as previously defined in and filed as an exhibit to the Statement), and certain obligations of the parties under the VimpelCom-Region Primary Agreement (as amended), will terminate. The Waiver and Termination Agreement will become null and void if the Proposed Merger is not consummated by December 31, 2004.

Furthermore, in connection with the Proposed Merger, Telenor East Invest AS, Eco Telecom Limited and VimpelCom entered into Amendment No. 1 to the VimpelCom Registration Rights Agreement dated as of August 28, 2003 (the “VimpelCom Registration Rights Amendment”). The VimpelCom Registration Rights Amendment amends the existing VimpelCom Registration Rights Agreement by incorporating by reference certain provisions of the VimpelCom-Region Shareholders Agreement, which will terminate upon the consummation of the Proposed Merger.

Third Closing

Under the VimpelCom-Region Primary Agreement, as amended by Amendment No. 1 to the VimpelCom-Region Primary Agreement dated May 15, 2002, the Third Closing occurred on August 27, 2003. Eco Telecom Limited, VimpelCom, Telenor East Invest AS and VimpelCom-Region participated in the Third Closing.

At the Third Closing, Telenor East Invest AS sold to Eco Telecom Limited, pursuant to Share Purchase Agreement No. ET-03-01, dated August 27, 2003, 34 shares of Type-A convertible voting preferred stock of VimpelCom-Region, at a purchase price of 20 Rubles per preferred share, for an aggregate purchase price of 680 Rubles. As a result of this transaction, the acquisition of VimpelCom-Region’s capital stock by Eco Telecom Limited at the Third Closing and taking into account the shares of VimpelCom-Region owned by Telenor East Invest AS prior to the Third Closing Date, immediately following the Third Closing, Telenor East Invest AS owned shares representing 14.89% of the outstanding voting capital stock of VimpelCom-Region.

At the Third Closing, Eco Telecom Limited acquired 1,463 newly-issued shares of common stock of VimpelCom-Region, at a purchase price of US$40,000 per common share, for an aggregate purchase price of US$58,520,000. Eco Telecom Limited also entered into share purchase agreements with each of Telenor East Invest AS and VimpelCom, for the purchase of 34 and 128 shares of Type-A convertible voting preferred stock of VimpelCom-Region, respectively. As a result of these transactions and taking into account the shares of VimpelCom-Region owned by Eco Telecom Limited prior to the Third Closing Date, immediately following the Third Closing, Eco Telecom Limited owned shares of VimpelCom-Region representing 29.8% of the outstanding voting capital stock of VimpelCom-Region.

At the Third Closing, VimpelCom sold to Eco Telecom Limited 128 shares of Type-A convertible voting preferred stock of VimpelCom-Region, at a purchase price of 20 Rubles per preferred share, for an aggregate purchase price of 2,560 Rubles. As a result of this transaction and taking into account the shares of VimpelCom-Region owned by VimpelCom prior to the Third Closing Date, immediately following the Third Closing, VimpelCom owned shares of VimpelCom-Region representing 55.3% of the outstanding voting capital stock of VimpelCom-Region.

Disclaimer

The preceding summary of certain provisions of the VimpelCom-Region Primary Agreement, as amended, the VimpelCom-Region Shareholders Agreement, as amended, the VimpelCom-Region Registration Rights Agreement, as amended, the VimpelCom Registration Rights Agreement, the VimpelCom Registration Rights Amendment, the Waiver and Termination Agreement and certain share purchase agreements is not intended to be complete and is qualified in its entirety by reference to the full text of each relevant agreement referred to herein, including, the Waiver and Termination Agreement and the VimpelCom Registration Rights Amendment and each of the following share purchase agreements, conformed copies of which are filed as Exhibits hereto, and which are incorporated herein by reference:

Share Purchase Agreement No. E/T-03-01 dated as of August 27, 2003 between Telenor East Invest AS and Eco Telecom Limited relating to the purchase of 34 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Eco Telecom Limited from Telenor East Invest AS;

Share Purchase Agreement No. VCR/E-03-01 dated as of August 27, 2003 between Eco Telecom Limited and VimpelCom-Region relating to the purchase of 1,463 newly-issued shares of common stock of VimpelCom-Region by Eco Telecom Limited;

Share Purchase Agreement No. E/V-03-01 dated as of August 27, 2003 between Eco Telecom Limited and VimpelCom relating to the purchase of 128 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Eco Telecom Limited from VimpelCom;

Waiver and Termination Agreement dated as of August 28, 2003 among Eco Telecom Limited, VimpelCom, VimpelCom-Region and Telenor East Invest AS; and

Amendment No. 1 to the VimpelCom Registration Rights Agreement dated as of August 28, 2003 among Eco Telecom Limited, VimpelCom and Telenor East Invest AS.

Item 5. Interest in Securities of the Issuer

(a) and (b) Telenor East Invest AS is the direct beneficial owner of 11,689,713 shares of Common Stock, and each of the Reporting Persons may be deemed the beneficial owner of 11,689,713 shares of Common Stock held for the account of Telenor East Invest AS. The 11,689,713 shares of Common Stock represent approximately 28.9% of VimpelCom’s outstanding Common Stock and 25% plus 13 shares of the total number of VimpelCom’s outstanding voting capital stock.

Immediately following the consummation of the Merger, Telenor East Invest AS is expected to be the direct beneficial owner of 15,337,854 shares of Common Stock, representing in the aggregate approximately 29.9% and 26.6% of VimpelCom’s total outstanding Common Stock and total outstanding voting stock, respectively, and each of the other Reporting Persons may be deemed the indirect beneficial owner of such shares.

Currently a total of 23,379,415 shares of voting capital stock of VimpelCom are subject to the VimpelCom Shareholders Agreement (as defined in the Statement and filed as an exhibit thereto) constituting in the aggregate 50% plus fifteen shares of VimpelCom’s total issued and outstanding voting stock. Neither the filing of the Statement or this Amendment nor any of the contents of either shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than the 11,689,713 shares of Common Stock as described above), for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

Telenor East Invest AS is a direct wholly owned subsidiary of Telenor Mobile Holding AS and indirect wholly owned subsidiary of Telenor ASA. As a result, Telenor Mobile Holding AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock of VimpelCom and of the common stock and Type-A convertible voting preferred stock of VimpelCom-Region owned by Telenor East Invest AS. Neither the filing of this Amendment No. 17 nor any of its contents shall be deemed to constitute an admission that Telenor Mobile Holding AS or Telenor ASA is the beneficial owner of the shares of VimpelCom or VimpelCom-Region held by Telenor East Invest AS for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c) Except for the transactions described in Item 4 and incorporated by reference in response to this Item 5, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the persons named in response to Item 2.

(d) None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Telenor East Invest AS.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 or 16 thereto, or as set forth herein, neither Telenor East Invest AS, Telenor Mobile Holding AS or Telenor ASA, nor, to the best of Telenor East Invest AS’s, Telenor Mobile Holding AS’s or Telenor ASA’s knowledge, any of the individuals named in Item 2 hereof, has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.	Attached hereto as Exhibit “A” is a conformed copy of Share Purchase Agreement No. E/T-03-01 dated as of August 27, 2003 between Telenor East Invest AS and Eco Telecom Limited.

2.	Attached hereto as Exhibit “B” is a conformed copy of Share Purchase Agreement No. VCR/E-03-01 dated as of August 27, 2003 between Eco Telecom Limited and VimpelCom-Region.

3.	Attached hereto as Exhibit “C” is a conformed copy of Share Purchase Agreement No. E/V-03-01 dated as of August 27, 2003 between Eco Telecom Limited and VimpelCom.

4.	Attached hereto as Exhibit “D” is a conformed copy of Waiver and Termination Agreement dated as of August 28, 2003 among Eco Telecom Limited, VimpelCom, VimpelCom-Region and Telenor East Invest AS.

5.	Attached hereto as Exhibit “E” is a conformed copy of Amendment No. 1 to the VimpelCom Registration Rights Agreement dated as of August 28, 2003 among Eco Telecom Limited, VimpelCom and Telenor East Invest AS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: September 12, 2003

TELENOR EAST INVEST AS

By	/s/ Fridtjof Rusten
Name: Fridtjof Rusten Title: Chairman of the Board

TELENOR MOBILE HOLDING AS

By	/s/ Jon Fredrik Baksaas
Name: Jon Fredrik Baksaas Title: Chairman of the Board

TELENOR ASA

By	/s/ Jon Fredrik Baksaas
Name: Jon Fredrik Baksaas Title: Chairman of the Board

Index to Exhibits

Exhibit A	A conformed copy of Share Purchase Agreement No. E/T-03-01 dated as of August 27, 2003 between Telenor East Invest AS and Eco Telecom Limited relating to the purchase of 34 shares of preferred stock of VimpelCom-Region by Eco Telecom Limited from Telenor East Invest AS.

Exhibit B	A conformed copy of Share Purchase Agreement No. VCR/E-03-01 dated as of August 27, 2003 between Eco Telecom Limited and VimpelCom-Region relating to the purchase of 1,463 newly-issued shares of common stock of VimpelCom-Region by Eco Telecom Limited.

Exhibit C	A conformed copy of Share Purchase Agreement No. E/V-03-01 dated as of August 27, 2003 between Eco Telecom Limited and VimpelCom relating to the purchase of 128 shares of preferred stock of VimpelCom-Region by Eco Telecom Limited from VimpelCom.

Exhibit D	A conformed copy of Waiver and Termination Agreement dated as of August 28, 2003 among Eco Telecom Limited, VimpelCom, VimpelCom-Region and Telenor East Invest AS.

Exhibit E	A conformed copy of Amendment No. 1 to the VimpelCom Registration Rights Agreement dated as of August 28, 2003 among Eco Telecom Limited, VimpelCom and Telenor East Invest AS.

Exhibit A

Conformed Copy

[Russian translation]	SHARE PURCHASE AGREEMENT No. E/T-03-01

	Moscow, Russia	August, 27, 2003

This Share Purchase Agreement (this “Agreement”) is entered into by and between Eco Telecom Limited, a company organized and existing under the laws of Gibraltar (the “Purchaser”) and Telenor East Invest AS, a company organized and existing under the laws of Norway (the “Seller” and, together with the Purchaser, collectively, the “Parties”). The Parties hereby agree as follows:

1. Subject of the Agreement

The Seller agrees to sell, and the Purchaser agrees to purchase, 34 (thirty four) registered shares of preferred stock of the Open Joint Stock Company “VimpelCom-Region” (the “Issuer”), with a nominal value of 20 Rubles per share, registration No. 3-02-16038-N, registration date December 19, 2001 (the “Shares”).

2. Obligations of the Parties and Incorporation of the Primary Agreement by Reference

The purchase of the Shares, the payment for the Shares and the transfer of title to the Shares shall be made according to the terms set forth in the Primary Agreement dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, between the Seller, the Purchaser, Open Joint Stock Company “Vimpel-Communications” and the Issuer (the “Primary Agreement”). The Primary Agreement is hereby incorporated into this Agreement by reference and constitutes an inalienable part of this Agreement as if all the provisions thereof, including, among others, all the substantial terms such as the price for the Shares, procedure for payment of the Shares and transfer of title to the Shares, were restated herein in full, except Section 2.09, which shall not be incorporated into this Agreement.

3. Share Transfer

Concurrently with the execution of this Agreement, the Seller shall execute a share transfer order (the “Transfer Order”), as established by Russian law and required by the holder of the share registry of the Issuer (“Registrar”). The Seller shall deliver a duly

[Russian translation]

executed Transfer Order to the Registrar in order for the transfer of the Shares from the Seller to the Purchaser to be registered in the share registry of the Issuer.

4. Price

The Price of Shares’ purchase shall be 20 (twenty) Rubles per share.

The total purchase price of the Shares shall be 680 (six hundred eighty) Rubles.

5. Settlements

All settlements under this Agreement shall be made in US dollars according to the procedure established by Russian law. If Russian law prohibits making such settlements in US dollars, all settlements shall be made in rubles at the Central Bank of the Russian Federation exchange rate effective on the date prior to the date of settlements.

6. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

7. Arbitration

Any and all disputes and controversies arising under, relating to or in connection with this Agreement shall be settled by arbitration as provided in Section 15.11 of the Primary Agreement.

8. Counterparts and Language

This Agreement is being executed in seven originals, and the Parties agree that in the event of a discrepancy between the English and the Russian language versions, the English language version shall prevail.

9. Term

This Agreement shall be effective from the day of its execution by the Parties and shall continue in full force and effect until the Parties have performed their respective obligations.

[Russian translation]	IN WITNESS WHEREOF, this Share Purchase Agreement has been duly executed and delivered by each Party hereto this 27th day of August, 2003.

PURCHASER Eco Telecom Limited

.	By	/s/ Pavel Kulikov
Name: Pavel Kulikov
Title: Attorney-in-Fact

SELLER Telenor East Invest AS

	By	/s/ Fridtjof Rusten
Name: Fridtjof Rusten
Title: Attorney-in-Fact

Exhibit B

Conformed Copy

[Russian translation]	SHARE PURCHASE AGREEMENT No. VCR/E-03-01

	Moscow, Russia	August 27, 2003

:

This Share Purchase Agreement (this “Agreement”) is entered into by and between Open Joint Stock Company “VimpelCom-Region”, organized and existing under the laws of the Russian Federation with its registered office at 10 Ulitsa 8 Marta, Building 14, Moscow, Russia (the “Issuer”) and Eco Telecom Limited, a company organized and existing under the laws of Gibraltar (the “Purchaser” and, together with the Issuer, collectively, the “Parties”). The Parties hereby agree as follows:

1. Subject of the Agreement

The Issuer agrees to sell, and the Purchaser agrees to purchase, 1,463 (One Thousand Four Hundred Sixty Three) registered shares of common stock of the Issuer, with a nominal value of 20 Rubles per share, registration No. 1-05-16038-N, registration date April 29, 2003 (the “Shares”).

2. Obligations of the Parties and Incorporation of the Primary Agreement by Reference

The purchase of the Shares, the payment for the Shares and the transfer of title to the Shares shall be made according to the terms set forth in the Primary Agreement dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, between the Issuer, the Purchaser, Telenor East Invest AS and Open Joint Stock Company “Vimpel-Communications” (the “Primary Agreement”). The Primary Agreement is hereby incorporated into this Agreement by reference and constitutes an inalienable part of this Agreement as if all the provisions thereof, including, among others, all the substantial terms such as the price for the Shares, procedure for payment of the Shares and transfer of title to the Shares, were restated herein in full, except Section 2.03(a)(i), which shall not be incorporated into this Agreement.

3. Share Transfer

Concurrently with the execution of this Agreement, the Issuer shall execute a share transfer order (the “Transfer Order”), as established by Russian law and

[Russian translation]

required by the holder of the share registry of the Issuer (the “Registrar”). The Issuer shall deliver a duly executed Transfer Order to the Registrar in order for the transfer of the Shares from the Issuer to the Purchaser to be registered in the share registry of the Issuer.

4. Price

The Price of Shares’ placement shall be US$40 000 (Forty Thousand US Dollars) per share.

The total purchase price of the Shares shall be US$ 58,520,000 (Fifty Eight Million Five Hundred Twenty Thousand US Dollars).

5. Settlements

All settlements under this Agreement shall be made in US dollars according to the procedure established by Russian law. If Russian law prohibits making such settlements in US dollars, all settlements shall be made in rubles at the Central Bank of the Russian Federation exchange rate effective on the date prior to the date of settlements.

6. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

7. Arbitration

Any and all disputes and controversies arising under, relating to or in connection with this Agreement shall be settled by arbitration as provided in Section 15.11 of the Primary Agreement.

8. Counterparts and Language

This Agreement is being executed in seven originals, and the Parties agree that in the event of a discrepancy between the English and the Russian language versions, the English language version shall prevail.

9. Term

This Agreement shall be effective from the day of its execution by the Parties and shall continue in full force and effect until the Parties have performed their respective obligations.

[Russian translation]	IN WITNESS WHEREOF, this Share Purchase Agreement has been duly executed and delivered by each Party hereto this 27th day of August, 2003.

ISSUER Open Joint Stock Company “VimpelCom-Region”

	By	/s/ Alexei Mischenko
Name: Alexei Mischenko
Title: General Director and CEO

	By	/s/ Dmitriy Steshchenko
Name: Dmitriy Steshchenko
Title: Chief Accountant

PURCHASER Eco Telecom Limited

	By	/s/ Pavel Kulikov
Name: Pavel Kulikov
Title: Attorney-in-Fact

Exhibit C

Conformed Copy

[Russian translation]	SHARE PURCHASE AGREEMENT No. E/V-03-01

	Moscow, Russia	August, 27, 2003

This Share Purchase Agreement (this “Agreement”) is entered into by and between Eco Telecom Limited, a company organized and existing under the laws of Gibraltar (the “Purchaser”) and Open Joint Stock Company “Vimpel-Communications”, organized and existing under the laws of the Russian Federation with its registered office at 10 Ulitsa 8 Marta, Building 14, Moscow, Russia, (the “Seller” and, together with the Purchaser, collectively, the “Parties”). The Parties hereby agree as follows:

1. Subject of the Agreement

The Seller agrees to sell, and the Purchaser agrees to purchase, 128 (One Hundred Twenty Eight) registered shares of preferred stock of the Open Joint Stock Company “VimpelCom-Region” (the “Issuer”), with a nominal value of 20 Rubles per share, registration No. 3-02-16038-N, registration date December 19, 2001 (the “Shares”).

2. Obligations of the Parties and Incorporation of the Primary Agreement by Reference

The purchase of the Shares, the payment for the Shares and the transfer of title to the Shares shall be made according to the terms set forth in the Primary Agreement dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, between the Seller, the Purchaser, Telenor East Invest AS and the Issuer (the “Primary Agreement”). The Primary Agreement is hereby incorporated into this Agreement by reference and constitutes an inalienable part of this Agreement as if all the provisions thereof, including, among others, all the substantial terms such as the price for the Shares, procedure for payment of the Shares and transfer of title to the Shares, were restated herein in full, except Section 2.09, which shall not be incorporated into this Agreement.

3. Share Transfer

Concurrently with the execution of this Agreement,

[Russian translation]

the Seller shall execute a share transfer order (the “Transfer Order”), as established by Russian law and required by the share registry of the Issuer (the “Registrar”). The Seller shall deliver a duly executed Transfer Order to the Registrar in order for the transfer of the Shares from the Seller to the Purchaser to be registered in the share registry of the Issuer.

4. Price

The Price of Shares’ purchase shall be 20 (twenty) Rubles per share.

The total purchase price of the Shares shall be 2,560 (two thousand five hundred sixty) Rubles.

5. Settlements

All settlements under this Agreement shall be made in rubles.

6. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

7. Arbitration

Any and all disputes and controversies arising under, relating to or in connection with this Agreement shall be settled by arbitration as provided in Section 15.11 of the Primary Agreement.

8. Counterparts and Language

This Agreement is being executed in seven originals, and the Parties agree that in the event of a discrepancy between the English and the Russian language versions, the English language version shall prevail.

9. Term

This Agreement shall be effective from the day of its execution by the Parties and shall continue in full force and effect until the Parties have performed their respective obligations.

[Russian translation]	IN WITNESS WHEREOF, this Share Purchase Agreement has been duly executed and delivered by each Party hereto this 27th day of August, 2003.

PURCHASER Eco Telecom Limited

	By	/s/ Pavel Kulikov
Name: Pavel Kulikov
Title: Attorney-in-Fact

SELLER Open Joint Stock Company “Vimpel-Communications”

	By	/s/ Jo Lunder
Name: Jo Lunder
Title: General Director and CEO

	By	/s/ Dmitriy Steshchenko
Name: Dmitriy Steshchenko
Title: Chief Accountant

Exhibit D

Conformed Copy

WAIVER AND TERMINATION AGREEMENT

This WAIVER AND TERMINATION AGREEMENT (this “Agreement”), dated as of the 28th day of August, 2003, by and among OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”, an open joint stock company organized and existing under the laws of the Russian Federation (“VIP”), ECO TELECOM LIMITED, a company organized and existing under the laws of Gibraltar (“Eco Telecom”), TELENOR EAST INVEST AS, a company organized and existing under the laws of Norway (“Telenor”) and OPEN JOINT STOCK COMPANY “VIMPELCOM-REGION”, an open joint stock company organized and existing under the laws of the Russian Federation (“VIP-R”).

WHEREAS, VIP, Eco Telecom, Telenor and VIP-R (each, a “Party” and, collectively, the “Parties”) are parties to (i) that certain Primary Agreement, dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002 (the “Primary Agreement”), (ii) that certain Shareholders Agreement, dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002 (the “Shareholders Agreement”) and (iii) that certain Registration Rights Agreement, dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002 (the “Registration Rights Agreement” and, collectively with the Primary Agreement and the Shareholders Agreement, the “VIP-R Transaction Agreements”);

WHEREAS, the Parties desire to explore a potential merger of VIP-R with and into VIP, as further described in the Notice on Convocation of an Extraordinary General Meeting of Shareholders of VIP (the “Merger”); and

WHEREAS, in connection with the proposed Merger, VIP, Eco Telecom, Telenor and VIP-R desire to enter into this Agreement on the terms set forth herein.

NOW, THEREFORE, to implement the foregoing and in consideration of the mutual terms, conditions and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Shareholders Agreement.

2. Each Party represents and warrants to the other Parties hereto that on and as of the date hereof (i) such Party has all necessary corporate power and authority to enter into this Agreement, and this Agreement has been duly authorized by all necessary corporate action on the part of such Party, (ii) this Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against it in accordance with its terms, (iii) such Party’s execution, delivery and performance of this Agreement will not violate or conflict with any agreement to which such Party is a party or which may be binding on such Party and (iv) such Party has received all consents and approvals which may be required for such Party to execute, deliver and perform its obligations under this Agreement.

3. Section 6.01(A)(b) of the Shareholders Agreement is hereby amended and restated as follows:

“(b) In the event of a Business Combination Review, if (x) the Subscriber Ratio (as defined in Section 6.01(A)(f) hereof) meets the requirements set forth in Schedule I, (y) VIP and the Company have negotiated the structure and terms of the Business Combination (including, without limitation, the applicable share exchange ratio) and (z) the Appraiser selected by VIP, Eco Telecom and Telenor in accordance with Schedule I provides VIP (with copies to Eco Telecom and Telenor) with a Fairness Opinion (as defined in Schedule I) with respect to the 6.01(A) Combination Ratio (as defined and determined in accordance with Schedule I) acceptable to VIP’s board of directors, in their sole discretion, then each of Eco Telecom, Telenor, VIP and the Company agree to take the following actions in furtherance of a Business Combination:”

4. The Parties agree to waive the applicability of Sections 6.01(A)(a), 6.01(A)(b), 6.01(A)(c), 6.01(A)(d), 6.01(A)(f) and Schedule I of the Shareholders Agreement, as amended, in connection with the proposed Merger. The Parties further agree that any reference to the phrase “Business Combination” in Section 6.01(A) of the Shareholders Agreement shall mean the proposed Merger contemplated hereby.

5. The Parties acknowledge that (i) VIP and VIP-R are in the process of negotiating the structure of the proposed Merger, (ii) VIP has engaged UBS Warburg as its financial advisor in connection with the proposed Merger and (iii) in connection therewith, UBS Warburg will render to VIP’s board of directors an opinion as to the fairness, from a financial point of view, to VIP and its minority shareholders of the financial terms of the proposed Merger. If such fairness opinion is acceptable to VIP’s board of directors, in their sole discretion, then each of Eco Telecom, Telenor, VIP and VIP-R agree to take the actions set forth in Section 6.01(A)(b)(i) through Section 6.01(A)(b)(iii) of the Shareholders Agreement, as amended, in furtherance of the proposed Merger.

6. Subject to Section 8 hereof, upon consummation of the Merger, each of the Shareholders Agreement and the Registration Rights Agreement (including all rights and obligations thereunder) shall be terminated and shall be of no further force or effect, and, upon the consummation of the Merger, each Party to the Shareholders Agreement and the Registration Rights Agreement, respectively, hereby irrevocably releases and discharges each of the other Parties thereto from any and all obligations and liabilities thereunder; provided, however, that such termination shall not be deemed to relieve any Party of, or release and discharge any Party from, any obligations of such Party pursuant to the Shareholders Agreement and the Registration Rights Agreement, as the case may be, arising, accruing or resulting from any breach, action or omission of such Party thereunder occurring prior to the date of such termination.

7. During the term of this Agreement the Parties agree to waive the requirements of Section 2.11 of the Primary Agreement (Conversion of Preferred Stock; Further Assurances).

Subject to Section 8 hereof, upon consummation of the Merger, the obligations of the Parties with respect to Articles 2, 5, 7 and 8 of the Primary Agreement shall be terminated and shall be of no further force or effect, and, upon the consummation of the Merger, each Party to the Primary Agreement hereby irrevocably releases and discharges each of the other Parties thereto from any and all obligations and liabilities with respect to Articles 2, 5, 7 and 8 thereto.

8. If the Merger is not consummated by March 31, 2004 (i) this Agreement shall be null and void and of no force or effect, (ii) the VIP-R Transaction Agreements shall remain in full force and effect, (iii) none of the rights, obligations or liabilities of the Parties to the VIP-R Transaction Agreements shall be affected by this Agreement and (iv) the Parties shall take all measures necessary to effect the Conversion, as defined in, and pursuant to the terms of, Section 2.11 of the Primary Agreement.

9. The provisions of Section 13.11 of the VIP Primary Agreement, dated as of May 30, 2001, by and among VIP, Telenor and Eco Telecom, are incorporated by reference herein, as if set forth in full herein, with references therein to “this Agreement” and the words “hereof”, “herein”, “hereto” and the like being deemed to refer to this Agreement, references therein to any “party” or to the “parties” being deemed to refer to a Party or to the Parties to this Agreement references therein to “the Purchasers” therein being deemed to refer to Telenor and Eco Telcom, references therein to “the Issuer” therein being deemed to refer to VIP and VIP-R and references to “the Principal Agreements to which it is a party” and the like shall be deemed to be deleted for the purposes of this Agreement.

10. If any provision contained in this Agreement is or shall become invalid, illegal or unenforceable in any jurisdiction, the invalidity, illegality or unenforceability of such provision in such jurisdiction shall not affect or impair the validity, legality or enforceability of (a) any other provision of this Agreement in such jurisdiction or (b) such provision or any other provision of this Agreement in any other jurisdiction.

11. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America, without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

12. This Agreement may be executed in two or more counterparts, and shall become effective only upon its execution by all Parties hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed by its duly authorized officer, effective as of the day and year first above written.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/s/ Jo Lunder
Name: Jo Lunder
Title: CEO/General Director

By:	/s/ Dmitriy Steshchenko
Name: Dmitriy Steshchenko
Title: Chief Accountant

ECO TELECOM LIMITED

By:	/s/ Pavel Kulikov
Name: Pavel Kulikov
Title: Attorney-in-Fact

TELENOR EAST INVEST AS

By:	/s/ Fridtjof Rusten
Name: Fridtjof Rusten
Title: Attorney-in-Fact

OPEN JOINT STOCK COMPANY “VIMPELCOM-REGION”

By:	/s/ Alexei Mishchenko
Name: Alexei Mishchenko
Title: General Director

By:	/s/ Dmitriy Steshchenko
Name: Dmitriy Steshchenko
Title: Chief Accountant

Exhibit E

Conformed Copy

AMENDMENT NO. 1 TO VIP REGISTRATION RIGHTS AGREEMENT

This Amendment No. 1 to VIP Registration Rights Agreement (this “Amendment”), dated as of the 28th day of August, 2003, by and among ECO TELECOM LIMITED, a company organized and existing under the laws of Gibraltar (“Eco Telecom”), TELENOR EAST INVEST AS, a company organized and existing under the laws of Norway (“Telenor”) and OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”, an open joint stock company organized and existing under the laws of the Russian Federation (the “Company”).

WHEREAS, Eco Telecom, Telenor and the Company are parties to that Registration Rights Agreement, dated as of May 30, 2001 (the “Registration Rights Agreement”); and

WHEREAS, Eco Telecom, Telenor and the Company desire to amend the Registration Rights Agreement on the terms set forth herein.

NOW, THEREFORE, to implement the foregoing and in consideration of the mutual terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Unless otherwise expressly stated herein to the contrary, all provisions of the Registration Rights Agreement shall remain valid, binding and in effect as set forth in the Registration Rights Agreement, except as necessary to give effect to the matters set forth in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Rights Agreement.

2. The definition of “New Securities” in Section 1.01 of the Registration Rights Agreement shall be amended and restated in its entirety to read as follows:

“New Securities” shall mean any capital stock of the Company, whether or not authorized, and any rights, options, subscriptions, warrants, phantom stock rights or other contract rights to purchase or receive such capital stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for, such capital stock of the Company.

3. The phrase “provided that the conditions specified in Section 6.02(c) of the VIP-R Shareholders Agreement are met” in the last sentence of Section 5.02(c) of the Registration Rights Agreement is hereby deleted and replaced with the following:

“provided, that neither Telenor nor Eco Telecom (nor any of their respective Permitted Transferees) may pursue any such Opportunity more than twice prior to the second anniversary of the Closing; and provided, further, that the following conditions are met:

(i) Upon identifying any such Opportunity, the relevant Party shall promptly notify the Company thereof in writing, providing all relevant details to the Company;

(ii) The Company shall have a right of first refusal to pursue any such Opportunity, exercisable at no cost to the Company. The Board shall determine whether to exercise such right and pursue such Opportunity in accordance with the Management Regulations of the Company. If the Board determines that the Company should pursue such Opportunity, the Company shall, within fifteen (15) days of receipt of such notice from such Party, notify such Party that the Company has elected to exercise its right of first refusal in respect of such Opportunity. Thereafter, the Company may pursue such Opportunity as it shall, in its sole discretion, see fit, and such Party shall desist from pursuing such Opportunity;

(iii) If the Board determines that the Company should not pursue such Opportunity, the Company shall, within fifteen (15) days of receipt of such notice from such Party, notify such Party that the Company has elected not to exercise its right of first refusal in respect of such Opportunity. If such Party decides to pursue such Opportunity, it shall do so through a Russian special purpose vehicle established solely for the purpose of owning and developing such Opportunity. Such special purpose vehicle shall have financial statements audited in accordance with GAAP commencing from the date of its establishment prepared by an internationally recognized accounting firm. In such event:

(A) With respect to any Opportunity for which notice was given pursuant to Section 5.02(c)(i) prior to the second anniversary of the Closing, and with respect to any Opportunity in any subject (subyekt) of the Russian Federation in which the Company then holds a license to engage in the Business for which notice was given pursuant to Section 5.02(c)(i) on or after the second anniversary of the Closing, the Company shall have a call option in respect of all of such Party’s right, title and interest in and to the Opportunity, exercisable within three (3) years from the date of such Party’s notice to the Company pursuant to Section 5.02(c)(i) at an exercise price equal to the greater of the Fair Market Value of such Opportunity and the cost of acquiring and developing such Opportunity through the date of exercise of such call option as evidenced by documents provided by such Party to the Company; and

(B) With respect to any Opportunity for which notice was given pursuant to Section 5.02(c)(i) on or after the second anniversary of the Closing in any subject (subyekt) of the Russian Federation in which the Company does not then hold a license to engage in the Business, the Company shall have a call option in respect of all of such Party’s right, title and interest in and to the Opportunity, exercisable within two (2) years from the date of such Party’s notice to the Company pursuant to Section 5.02(c)(i), at an exercise price equal to the greater of the Fair

Market Value of such Opportunity and the cost of acquiring and developing such Opportunity through the date of exercise of such call option, as evidenced by documents provided by such Party to the Company;

provided, however, that if such Party decides to sell or otherwise dispose of such Opportunity prior to the expiration of the relevant call option period, such Party shall provide thirty (30) days’ prior written notice to the Company and the Company shall decide, prior to the expiration of such thirty (30) day period, whether to initiate the due diligence process set forth in Section 5.02(c)(iv) and thereafter, to exercise its call option in accordance with and subject to the terms described in this Section 5.02;

(iv) With respect to each call option described in Section 5.02(c)(iii), the Board shall determine whether to exercise such call option in accordance with the Management Regulations. If the Board determines that the Company should exercise such call option, the Company shall, at least ninety (90) days prior to the end of such two (2) year period or three (3) year period, as the case may be, notify such Party that, subject to due diligence, obtaining the necessary approvals from all Governmental and Regulatory Authorities and obtaining the representations and warranties, and guarantee set forth below, the Company wishes to exercise such call option. The Company shall have sixty (60) days to conduct a due diligence investigation in respect of such Opportunity, commencing on the date on which the Board notifies such Party of the Company’s wish to exercise such call option. Such Party shall cooperate with the Company in connection with such due diligence investigation and, upon request of the Company, its counsel, auditors or financial advisors, provide the Company with all documents and other information concerning such Opportunity. In addition, such Party agrees that it will not vote any of its Shares and/or New Securities (and, in the case of Eco Telecom, exercise any other rights provided hereunder) against the sale or issuance by the Company of any shares of capital stock (provided such Party is given the opportunity to participate on a pro rata basis in order to maintain its shareholding in the Company, and that such Party may make payment for such portion of the shares of capital stock of the Company by contributing the Opportunity (in whole or in part) to the Company (based on the Fair Market Value of the Opportunity)), or the borrowing by the Company of any public debt securities, in each case, the proceeds of which will be used to finance, directly or indirectly, the purchase of such Opportunity. If following such due diligence investigation the Company still wishes to exercise such call option, it shall, at least thirty (30) days prior to the end of such two (2) year period or three (3) year period, as the case may be, notify such Party thereof and instruct its counsel to prepare definitive documentation to effect the exercise of such call option, which definitive documentation will include the following:

(A) customary representations by the seller of the Opportunity and such Party substantially similar to those representations set forth on Schedule 5.02(c)(iv)(A);

(B) delivery of financial statements of the relevant Person, audited by an internationally recognized accounting firm in accordance with GAAP; and

(C) a guarantee by the General Guarantor under (and as defined in) the Eco Telecom Guarantee Agreement or by the Guarantor under (and as defined in) the Telenor Guarantee Agreement, as applicable, of the representations and warranties of the seller of the Opportunity and Eco Telecom or Telenor, as applicable, and performance by the seller of the Opportunity and Eco Telecom or Telenor, as applicable, of the covenants and other terms in connection with the sale of the Opportunity substantially in the form of Schedule 5.02(c)(iv)(C).

(v) If for any reason the Company has not exercised such call option due to the failure of such Party to meet the requirements set forth in Section 5.02(c)(iv) within ninety (90) days from the date the Company notified such Party of its election to exercise the call option with respect to such Opportunity, such Party shall promptly sell or otherwise dispose of such Opportunity to a third party which shall not be an Affiliate of such Party and shall not be a Direct Competitor; provided, that in any event, such sale or disposition shall be consummated within 18 months from the date of such notice by the Company to such Party;

(vi) For purposes hereof, the term “Direct Competitor” means, as at any date of determination, any Person, or any Controlling Person of such Person, or any Controlled Affiliate of any such Controlling Person (other than the Company or any of its Controlled Affiliates), which is engaged in, or proposes to engage in, the Business and which owns or controls a telecommunications license for the Business in the Moscow License Area or in any ten (10) subjects (subyekti) of the Russian Federation for which the Company or any of its Controlled Affiliates holds a telecommunications license for the Business; and

(vii) For purposes hereof, the term “Management Regulations” means the Management Regulations on the Procedure for the Company to Conclude Transactions with Interested Parties (Rukovodstvo o sdelkakh, v sovershenii kotorykh imeetsya zainteresovannost) adopted by the shareholders of the Company pursuant to Sections 9.2.15 and 9.2.19 of the Charter, as a supplement to the provisions set forth in the Charter which are applicable to such transactions, as the same may be amended by decisions of the shareholders of the Company.

4. The Registration Rights Agreement shall be amended by adding thereto new Schedules 5.02(c)(iv)(A) and Schedule 5.02(c)(iv)(C) in the form attached as Annexes A and B, respectively, to this Amendment.

5. The parties hereto acknowledge and agree that this Amendment shall become effective only upon (i) its execution by all parties hereto and (ii) the termination of the VIP-R Shareholders Agreement.

6. Except as herein provided, the Registration Rights Agreement shall remain unchanged and in full force and effect, and references in the Registration Rights Agreement to “this Agreement” (including indirect references such as “hereof”, “herein”, “thereof” and “therein”) shall be deemed to be references to the Registration Rights Agreement as amended hereby.

7. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America, without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

8. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed by its duly authorized officer, effective as of the day and year first above written.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

By:	/s/ Jo Lunder
Name: Jo Lunder
Title: CEO/General Director

By:	/s/ Dmitriy Steshchenko
Name: Dmitriy Steshchenko
Title: Chief Accountant

ECO TELECOM LIMITED

By:	/s/ Pavel Kulikov
Name: Pavel Kulikov
Title: Attorney-in-Fact

TELENOR EAST INVEST AS

By:	/s/ Fridtjof Rusten
Name: Fridtjof Rusten
Title: Attorney-in-Fact